JAMES I. LUNDY, III ATTORNEY AT LAW
1700 PENNSYLVANIA AVENUE, NW SUITE 400 WASHINGTON, DC 20006 (202) 349-7130 (202) 318-4623 JILUNDYIII@VERIZON.NET

January 11, 2006

Via EDGAR and Facsimile

Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:	Sandy Spring Bancorp, Inc. Olney, MD File No. 0-19065 Form 10-K for the fiscal year ended December 31, 2004

Dear Mr. Nolan:

This letter includes the response of Sandy Spring Bancorp, Inc., Olney, Maryland (“Bancorp”), to the staff’s comments communicated by letter dated December 13, 2005 (the “Comment Letter”). The Comment Letter was prepared in reply to Bancorp’s submission of November 22, 2005, which in turn related to your original letter to Bancorp of October 25, 2005. The text of the sole remaining comment has been reproduced below, followed by Bancorp’s response. References to future filings refer to future filings in which the disclosures are applicable or are provided voluntarily.

I serve as special legal counsel to Bancorp, and, in preparing this letter, have relied upon factual information, information regarding accounting principles, and statements of intention provided by its management.

The written acknowledgment by Bancorp requested in the comment letter is enclosed.

Note 7 – Goodwill and Other Intangible Assets, page 43

1.	Please provide us with the second step of your goodwill impairment analysis performed for the leasing unit as described in paragraph 21 of SFAS No. 142, which compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Alternatively, please tell us why you believe a second step goodwill impairment analysis is not required and/or appropriate. We note your reference to Appendix A to SFAS No. 142 in this regard, but are unclear what example or examples you are attempting to cite by analogy to your particular facts and circumstances. Please explain your rationale for the determinations made which support your current accounting in your next response letter as necessary.

Response to Comment 1.

As required by paragraph 19 of SFAS 142, in the future Bancorp will perform the step 2 test of potential goodwill impairment to determine the amount of the goodwill impairment loss, if any, in accordance with paragraphs 20 and 21 of SFAS 142 whenever the results of the first step test of potential impairment indicates that the carrying amount of a reporting unit exceeds its fair value.

Bancorp will revise disclosures in future filings to provide the facts and circumstances surrounding this impairment charge and any other information considered necessary, as prescribed by SFAS 142.

Bancorp provides the following as supplemental information.

In preparing this response, Bancorp staff has thoroughly reviewed its workpapers, consulting report, and circumstances relating to the 2004 goodwill impairment testing for its leasing unit. Bancorp ‘s impairment testing for 2004 included only a step 1 test, within the meaning of paragraph 19 of SFAS 142 and Bancorp based its determination of the amount of the impairment of the leasing unit goodwill on this step 1 test. However, Bancorp now recognizes that a step 2 test was required by paragraphs 20 and 21 of SFAS 142 in order to determine the amount of the goodwill impairment. Bancorp recognizes its responsibility for ensuring compliance with SFAS 142.

In response to the Comment Letter and based on Bancorp’s further review and consultations with outside advisers, Bancorp has performed a step 2 test, within the meaning of the referenced paragraphs of SFAS 142. The results of and assumptions for this test are included as Exhibit A to this response. This analysis indicates that the amount of the impairment, before tax effects, should have been $1,241,000, instead of the $1,265,000 actually recorded, for a calculated reduction in the resulting impairment charge of $24,000. Bancorp believes that this difference is immaterial, and that no adjustment to previously filed financial statements or disclosures is necessary. However, Bancorp recognizes that its future impairment testing procedures and financial entries and disclosures must conform to the requirements of SFAS 142.

Please contact me if you require additional information. I can be reached at 202.349.7130, fax 202.318.4623, or email at JILundyIII@Verizon.net.

Very truly yours,

/s/ James I. Lundy, III
James I. Lundy, III

Enclosures

cc:	Securities and Exchange Commission
Mr. John P. Nolan
Ms. Amanda Roberts
Sandy Spring Bancorp, Inc.
Mr. Hunter R. Hollar
President and Chief Executive Officer
Mr. Philip J. Mantua
Executive Vice President and Chief Financial Officer
Mr. Ronald E. Kuykendall
Executive Vice President and General Counsel
McGladrey & Pullen, LLP
Mr. Ray Green, CPA

EXHIBIT A
Sandy Spring Bancorp, Inc.
Reporting Unit Impairment Testing – The Equipment Leasing Company
FAS 142 Step 2 Analysis
9/30/2004

	Book Value	Fair Value
ASSETS
Cash	(13,481)	(13,481)
Leases Receivable, net	14,676,956	14,653,100
Premises & Equipment, net	41,343	41,343
Other Assets:
Goodwill	5,423,806	5,423,806
Impairment loss

	5,423,806	5,423,806
All Other	78,259	78,259

Total Other Assets	5,502,065	5,502,065

TOTAL ASSETS	20,206,883	20,183,027

Exclude Goodwill included above	(5,423,806)	(5,423,806)

TOTAL ASSETS EXCLUDING GOODWILL	14,783,077	14,759,221

LIABILITIES
Accounts Payable – Equipment Cost	655,925	655,925
Security Deposits	1,420,972	1,420,972
Taxes Payable	1,132,392	1,132,392
Tax effect of impairment loss

	1,132,392	1,132,392
Other Accrued Expenses and Payables	101,035	101,035
Notes Payable – Sandy Spring Bank	9,232,000	9,232,000

TOTAL LIABILITIES	12,542,324	12,542,324

Excess of assets over liabilities	2,240,753	2,216,897
Fair value of reporting unit (from Step 1 analysis)		6,400,000
Implied fair value of reporting unit goodwill		4,183,103
Book value of goodwill at 9/30/04		5,423,806

Impairment to goodwill		1,240,703

Goodwill impairment charge taken in 2004		1,265,000

EXPLANATORY NOTE:

The fair value of the lease portfolio was taken from the quarterly Interest Rate Risk (“IRR”) analysis performed by the Bank as required by bank regulations. The Bank uses commercially available software which applies a variable discount rate to each month's projected cash flows from the portfolio over its remaining term. When applied to the monthly cash flows this provides the cash flows which when added together produces the fair value of the portfolio. This process is consistent with that used by the Bank to develop the FAS 107 Fair Value of Financial Instruments disclosures for its Form 10K which utilizes the discounted value of estimated cash flows adjusted for credit losses as stated in Note 19 to the 2004 Form 10K.

CONCLUSION:

The difference between the impairment to goodwill arrived at in the above “Step 2” analysis and that originally booked in 2004 is considered immaterial.

Statement to Accompany
Response to Securities and Exchange Commission
Comment Letter

Sandy Spring Bancorp, Inc. (the “Company”) provides this statement in connection with its response of even date herewith to the comment letter dated December 13, 2005, from staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2004 (the “filing”).

As requested by the Commission in the referenced comment letter, the Company hereby acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SANDY SPRING BANCORP, INC.

By: /S/ HUNTER R. HOLLAR
    Hunter R. Hollar
    President and Chief Executive Officer

  Date: January 11, 2006

By: /S/ PHILIP J. MANTUA
    Philip J. Mantua
    Executive Vice President and Chief Financial Officer

  Date: January 11, 2006